Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Quarter Ended
March 31, 2010
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(974)
Plus:
Fixed Charges (excluding capitalized interest)	66,015

Total Earnings	$65,041

Fixed Charges:
Interest expensed and capitalized	$65,426
Amortized premiums, discounts, and capitalized expenses related to indebtedness	41
An estimate of the interest component within rental expense	548

Total Fixed Charges before preferred dividends	66,015

Preferred dividends	1,864
Ratio of pre tax loss to net loss	0.278

Preferred dividend factor	518

Total fixed charges and preferred stock dividends	$66,533

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

Excluding Interest on Deposits

(Loss) Earnings:
Pre-tax loss from continuing operations	$(974)
Plus:
Fixed Charges (excluding capitalized interest)	39,315

Total Earnings	$38,341

Fixed Charges:
Interest expensed and capitalized	$38,726
Amortized premiums, discounts, and capitalized expenses related to indebtedness	41
An estimate of the interest component within rental expense	548

Total Fixed Charges before preferred dividends	39,315

Preferred dividends	1,864
Ratio of pre tax loss to net loss	0.278

Preferred dividend factor	518

Total fixed charges and preferred stock dividends	$39,833

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A)	Due to the Company’s pre-tax loss for the quarter ended March 31, 2010 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $1.5 million to achieve a ratio of 1:1 during the first quarter of 2010.